UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

JOANN Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40204	46-1095540
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

5555 Darrow Road Hudson, Ohio 44236	44236
(Address of principal executive offices)	(Zip Code)

Ann Aber

Senior Vice President, Chief Legal Officer & Secretary

(330) 656-2600

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1. Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

JOANN Inc. (including its consolidated subsidiaries, the “Company”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2022 to December 31, 2022 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products that may contain “conflict minerals” (as defined below) that are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).

In accordance with Rule 13p-1 and Form SD, the Company has conducted, as applicable, a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in its products during the Reporting Period, which the Company refers to as the “Subject Minerals,” to determine whether any of the Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals were from recycled or scrap sources. The results of the Company’s RCOI regarding the Subject Minerals are contained in the Company’s Conflict Minerals Report, a copy of which is filed as Exhibit 1.01 to this Form SD and is publicly available at https://investors.joann.com/. The content on, or accessible through, any website referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02	Exhibit.

As specified in Section 3 of Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 3. Exhibits

Item 3.01	Exhibits.

The following exhibit is filed as part of this Form SD.

Exhibit No.	Description

1.01	Conflict Minerals Report of JOANN Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

JOANN INC.

Date: May 31, 2023	By:	/s/ Ann Aber
	Name:	Ann Aber
	Title:	Senior Vice President, Chief Legal Officer and Secretary